Mail Stop 3628

      October 4, 2005

Via facsimile (312) 984-3150 and U.S. Mail
John E. Freechack, Esquire
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606

Re:	Iowa First Bancshares Corp.
    Schedule 13E-3/A
    File No. 5-80899
    Filed September 16, 2005
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed 16, 2005
	File No. 2-89283

Dear Mr. Freechack:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Summary Term Sheet, page 1

Purpose and Structure of the Split Transaction, page 5
1. We note your response to prior comment 8. Please quantify at what point the cost to the company of the split transaction "becomes too high."
Reasons for the Split Transaction; Fairness of the Split
Transaction;
Board Recommendation, page 21
2. We refer you to prior comment 27. Please expand your disclosure to explain the market trends present during the time frame of the transactions included in the Comparable Acquisition Analysis and how market trends have changed since that time. Your discussion should include the basis of your belief and support for your disclosure. Also, if market trends dating back to the comparable acquisitions are not indicative of current market trends, explain why MB&R believed that this methodology was a viable way to valuate Iowa First. Also, as requested by prior comment 27, revise to explain how MB&R considered the fact that the Comparable Acquisition Analysis yielded a higher per share value than that being paid. Did MB&R agree with the board that Comparable Acquisition Analysis was "less reliable?"
Information Incorporated by Reference, page 47
3. We note your response to prior comment 32 that you do not plan to deliver an annual report and a quarterly report with the Preliminary
Proxy Statement and that you do not believe that this transaction is subject to Item 12 of Schedule 14A. We believe that the reverse stock split is an issuance of securities in exchange for outstanding securities. Accordingly, we believe that the disclosure required by
Items 12 and 13 of Schedule 14A is required. Please advise of the basis for your belief that Iowa First may incorporate by reference its financial statements pursuant to Form S-3 as set forth by Item 13(b)(1) of Schedule 14A or otherwise comply with the financial statement requirements of Item 13 of Schedule 14A. If you continue to disagree with our determination that the reverse stock split is an exchange transaction, please expand your analysis to:

* Explain whether the stock outstanding as a result of the reverse stock split will have the same CUSIP number as the stock outstanding prior to the reverse stock split;

* Explain whether the stock certificates held by investors prior to the reverse stock split will be valid after the reverse stock split;
and

* Provide a detailed analysis under state law supporting your conclusion that you are not issuing securities.
Proxy Card
4. Please revise your proxy card to clarify that Proposals 1 and 2 are cross-conditioned upon one another.




Closing
   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact me at (202) 551-3456 with any questions.


Sincerely,


							Jeffrey B. Werbitt
								Attorney Advisor
								Office of Mergers &
Acquisitions





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John E. Freechack, Esquire
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
October 4, 2005
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